Exhibit 99.2

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES AN UPDATE ON 2023 EXPLORATION RESULTS AND 2024 EXPLORATION PLANS – MINERAL RESERVES UP 10.5% YEAR-OVER-YEAR TO 54 MOZ; INITIAL MINERAL RESERVES OF 5.2 MOZ DECLARED AT EAST GOULDIE; INITIAL UNDERGROUND MINERAL RESOURCES DECLARED AT DETOUR LAKE OF 1.6 MOZ

Toronto (February 15, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to provide an update on year-end 2023 mineral reserves and mineral resources, exploration activities at mine sites and select advanced projects in 2023 and the exploration plan and budget for 2024. The Company's exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects.

"The Company's ambitious exploration program in 2023 and continuing into 2024 is yielding exciting results. At Detour Lake, step-out drilling suggests potential for an underground operation and, together with optimization of the current open pits and mill, bringing the Detour Lake mine to a production rate of one million ounces per year. At Odyssey, step-out drilling continues to significantly extend the East Gouldie deposit to the west and east. At Hope Bay, drill results confirm the expansion of the Madrid deposit at depth with wide high grade intercepts, in line with our expectations for the exploration upside of this project," said Guy Gosselin, Agnico Eagle's Executive Vice-President, Exploration. "In addition, we continue to generate significant exploration results elsewhere across our portfolio, including Fosterville, Amaruq, Macassa and Kittila. These positive results demonstrate the success of our strategy, and we will continue the steady funding of our exploration efforts in 2024 as we aim to grow the deposits at existing operations and to realize the potential of the key projects in the Company's pipeline," added Mr. Gosselin.

Highlights from 2023 include:

•	Gold mineral reserves increase to record level – Year-end 2023 gold mineral reserves increased by 10.5% to 53.8 million ounces of gold (1,287 million tonnes grading 1.30 grams per tonne ("g/t") gold). The year-over-year increase in mineral reserves is largely due to the declaration of initial mineral reserves at East Gouldie, the acquisition of the remaining 50% interest in the Canadian Malartic complex and mineral reserve replacement at Macassa and Fosterville. At year-end 2023, measured and indicated mineral resources were 44.0 million ounces (1,189 million tonnes grading 1.15 g/t gold) and inferred mineral resources were 33.1 million ounces (411 million tonnes grading 2.50 g/t gold), including initial underground inferred mineral resources at Detour Lake

•	Detour Lake – The Company's exploration success outside of the mineral resource open pit continued, with results of up to 24.8 g/t gold over 7.4 metres at 420 metres depth approximately 860 metres west of the mineral resource open pit. An initial underground inferred mineral resource was declared below and to the west of the existing pit, totalling 1.56 million ounces of gold (21.8 million tonnes grading 2.23 g/t gold). Exploration in 2024 is expected to continue to test and extend the west plunge of the main deposit. The Company expects to provide an update on the Detour underground project and ongoing exploration results in the first half of 2024

•	Odyssey mine at the Canadian Malartic complex – Initial mineral reserves of 5.17 million ounces of gold (47.0 million tonnes grading 3.42 g/t gold) were declared in the central portion of the East Gouldie deposit at year-end 2023. Successful exploration over the past year has extended the limits of the East Gouldie inferred mineral resource laterally to the west by 870 metres, with results of up to 6.2 g/t gold over 6.7 metres at 1,299 metres depth. Recent drilling continues to return good results towards the east with results of up to 6.7 g/t gold over 13.5 metres at 1,467 metres depth and 140 metres to the east of the current mineral resources outline. Inferred mineral resources at the East Gouldie deposit were 3.3 million ounces of gold (45.2 million tonnes grading 2.29 g/t gold)

•	Hope Bay – Exploration drilling in 2023 totalled more than 125,000 metres, with work focused on the Madrid and Doris deposits. At the Madrid deposit, the target area in the gap between the Suluk and Patch 7 zones delivered strong drill results in the quarter, including 16.3 g/t gold over 28.6 metres at 385 metres depth and 12.7 g/t gold over 4.6 metres at 677 metres depth. Results confirm the potential to expand gold mineralization in the Madrid deposit at depth and along strike to the south. Based on recent exploration success, the Company is evaluating a larger potential production scenario for Hope Bay. The Company expects to report results from this internal technical evaluation in 2025

•	Fosterville – Continued exploration success in the Robbins Hill and Lower Phoenix areas and improved mining parameters led to full replacement of 2023 production. Mineral reserves are stable year-over-year at 1.7 million ounces of gold (8.6 million tonnes grading 6.10 g/t gold). The lower average grade of the mineral reserves compared to year-end 2022 is the result of the depletion of the high grade Swan Zone that has been replaced mostly by lower grade mineral reserves from the Robbins Hill area

•	Amaruq – Positive grade reconciliation led to adjustments in the ore zone model and mineral reserve estimation parameters, resulting in a new proven and probable mineral reserve estimate of 1.8 million ounces of gold (15.4 million tonnes grading 3.72 g/t gold). Based on these results, the Company has approved an extension to the IVR open pit, which is expected to contribute approximately 70,000 ounces of gold to the 2026 production profile and extend the mine life to 2028 (previous mine life was 2026). Exploration also continued to return significant mineralization at depth, with results up to 11.3 g/t gold over 6.4 metres at 979 metres depth

•	Macassa – Continued exploration success in the Main Break and the South Mine Complex ("SMC") zones contributed to growth in proven and probable mineral reserves at Macassa to 2.0 million ounces gold (4.2 million tonnes grading 14.45 g/t gold), and in the Amalgamated Kirkland ("AK") deposit to 160,000 ounces of gold (742,000 tonnes grading 6.69 g/t gold), with drill results in AK of up to 25.0 g/t gold over 5.0 metres at 365 metres depth

•	Kittila – Exploration in 2023 identified an underexplored, parallel mineralized structure named the East Zone located in the Suuri area at shallow depth, approximately 140 metres east of the mine's producing Main Zone and outside current mineral resources. Recent drilling in the East Zone returned an intersection of 11.5 g/t gold over 7.8 metres at 204 metres depth

•	Exploration budget – The Company has budgeted $259.0 million for expensed and capitalized exploration and $77.7 million for studies and other expenses in 2024. The Company's exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Priorities for 2024 include drilling the deeper portions of the Detour Lake deposit, increasing exploration at the Canadian Malartic camp to extend known deposits and identify new mineralized zones to optimize utilization of the Canadian Malartic processing facility in the future, and continuing large exploration programs at other operating assets and Hope Bay

GOLD MINERAL RESERVES

At December 31, 2023, the Company's proven and probable mineral reserve estimate totalled 53.8 million ounces of gold (1,287 million tonnes grading 1.30 g/t gold). This represents a 10.5% (5.1 million ounce) increase in contained ounces of gold compared to the proven and probable mineral reserve estimate of 48.7 million ounces of gold (1,186 million tonnes grading 1.28 g/t gold) at year-end 2022 (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 proven and probable mineral reserve estimate).

The year-over-year increase in mineral reserves at December 31, 2023 is largely due to a substantial new mineral reserve addition of 5.2 million ounces of gold at the East Gouldie deposit at the Odyssey mine. The acquisition of the remaining 50% interest in the Canadian Malartic complex as part of the acquisition of Yamana Gold Inc.'s Canadian assets on March 31, 2023 (the "Yamana Transaction") also contributed to adding 1.5 million ounces of gold in mineral reserves.

In Zacatecas State in central Mexico, the San Nicolás volcanogenic hosted massive sulphide deposit is jointly owned by the Company and Teck Resources Limited. As at December 31, 2023, the Company has reported 52.6 million tonnes of proven and probable mineral reserves grading 0.40 g/t gold, 22.28 g/t silver, 1.12% copper and 1.48% zinc, containing 0.7 million ounces of gold, 37.7 million ounces of silver, 592,000 tonnes of copper and 777,000 tonnes of zinc (each reported on a 50% basis) at San Nicolás.

Mineral reserves were calculated using a gold price of $1,400 per ounce for all operating assets, except the Detour Lake open pit for which a gold price of $1,300 per ounce was used, and using variable assumptions for the pipeline projects. For detailed mineral reserves and mineral resources ("MRMR") data, including the economic parameters used to estimate the mineral reserves and mineral resources and by-product silver, copper and zinc at several mines and advanced projects, see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2023)" and "Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company" below.

The ore extracted from the Company's mines in 2023 contained 3.72 million ounces of gold in-situ (61.8 million tonnes grading 1.88 g/t gold). This includes the Company's 50% share of the production up to March 30, 2023 at the Canadian Malartic complex prior to the closing of the Yamana Transaction.

The variance in the Company's proven and probable mineral reserves from December 31, 2022 to December 31, 2023 is set out in the chart below.

The Company's gold mineral reserves as at December 31, 2023 are set out in the table below, and are compared with the gold mineral reserves as at December 31, 2022. Data in this table and certain other data in this news release have been rounded to the nearest thousand and discrepancies in total amounts are due to rounding.

Gold Mineral Reserves	Proven & Probable Gold Mineral Reserve (000s oz.)			Average Mineral Reserve Gold Grade (g/t)
By Mine / Project*	2023	2022	Change	2023	2022	Change
LaRonde mine	2,244	2,515	-271	6.4	6.36	0.04
LaRonde Zone 5	636	710	-74	2.2	2.12	0.08
LaRonde complex	2,880	3,225	-345	4.51	4.42	0.09
Canadian Malartic mine**	2,436	1,505	931	0.83	0.9	-0.07
Odyssey deposits**	310	98	211	2.17	2.22	-0.05
East Gouldie deposit**	5,173	0	5,173	3.42
Canadian Malartic complex**	7,919	1,603	6,315	1.73	0.93	0.8
Goldex	901	962	-61	1.59	1.62	-0.03
Akasaba West	143	147	-4	0.89	0.84	0.05
Detour Lake (at or above 0.5 g/t)	16,594	17,253	-659	0.93	0.93	0
Detour Lake (below 0.5 g/t)	3,335	3,431	-96	0.39	0.39	0
Detour Lake total	19,928	20,683	-755	0.76	0.76	0
Macassa	1,954	1,797	157	14.45	17.2	-2.75
Macassa Near Surface	23	16	7	5.93	5.31	0.62
AK deposit	160	100	60	6.69	5.2	1.49
Macassa total	2,136	1,913	224	13.11	15.11	-2.00
Upper Beaver	1,395	1,395	—	5.43	5.43	0
Hammond Reef	3,323	3,323	—	0.84	0.84	0
Amaruq	1,837	2,164	-327	3.72	4.05	-0.33
Meadowbank complex	1,837	2,164	-327	3.72	4.05	-0.33
Meliadine	3,467	3,766	-299	5.91	6.02	-0.11
Hope Bay	3,397	3,409	-12	6.52	6.5	0.02
Fosterville	1,682	1,677	4	6.1	7.95	-1.85
Kittila	3,584	3,683	-100	4.14	4.2	-0.06
Pinos Altos	546	665	-118	1.9	2.01	-0.11
San Nicolás (50%)†	672	0	672	0.4
La India	0	81	-81		0.76
Total Mineral Reserves	53,811	48,697	5,114	1.3	1.28	0.02

* Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral reserves reflect the Company's interest.

** Agnico Eagle's ownership of the Canadian Malartic complex increased to 100% on December 31, 2023 from 50% on December 31, 2022 as a result of the Yamana Transaction which closed on March 30, 2023.

† Agnico Eagle has agreed to subscribe for a 50% interest in the San Nicolás project, which will be contributed as study and development costs are incurred and, accordingly, Agnico Eagle's share of the reported MRMR at the San Nicolás project is reported at a 50% level.

The Company estimates that at a gold price 10% higher than the assumed gold price (leaving other assumptions unchanged), there would be an approximate 17% increase in the gold contained in proven and probable mineral reserves. Conversely, the Company estimates that at a gold price 10% lower than the assumed gold price (leaving other assumptions unchanged), there would be an approximate 11% decrease in the gold contained in proven and probable mineral reserves.

GOLD MINERAL RESOURCES

At December 31, 2023, the Company's measured and indicated mineral resource estimate totalled 44.0 million ounces of gold (1,189 million tonnes grading 1.15 g/t gold). This represents a 0.6% (0.3 million ounce) decrease in contained ounces of gold compared to the measured and indicated mineral resource estimate at year-end 2022 (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 measured and indicated mineral resource estimate).

The year-over-year decrease in measured and indicated mineral resources is primarily due to the upgrade of mineral resources at East Gouldie to mineral reserves, largely offset by the successful conversion of inferred mineral resources into measured and indicated mineral resources and the acquisition of the remaining 50% interest in the Canadian Malartic complex and the Wasamac project as a result of the Yamana Transaction.

At December 31, 2023, the Company's inferred mineral resource estimate totalled 33.1 million ounces of gold (411 million tonnes grading 2.50 g/t gold). This represents a 26% (6.8 million ounce) increase in contained ounces of gold compared to the inferred mineral resource estimate a year earlier (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 inferred mineral resource estimate).

The year-over-year increase in inferred mineral resources is primarily due to the acquisition of the remaining 50% interest in the Canadian Malartic complex and the Wasamac project as part of the Yamana Transaction as well as an initial underground inferred mineral resource at Detour Lake.

The Company's gold mineral resources as at December 31, 2023 are set out in the table below.

	Measured & Indicated		Inferred
	Gold Mineral Resources		Gold Mineral Resources
	Contained Gold	Gold Grade	Contained Gold	Gold Grade
Operation / Project*	(000 oz.)	(g/t)	(000 oz.)	(g/t)
LaRonde mine	632	3.06	286	5.67
LaRonde Zone 5	774	2.27	1,134	3.38
LaRonde complex	1,407	2.57	1,420	3.68
Canadian Malartic	—	—	214	0.81
Odyssey	75	1.71	1,453	2.29
East Malartic	731	2.04	4,480	2.12
East Gouldie	244	1.56	3,331	2.29
Canadian Malartic complex	1,050	1.88	9,477	2.12
Goldex	1,646	1.64	871	1.68
Akasaba West	91	0.7	—	—
Wasamac	2,173	2.43	789	2.66
Detour Lake	17,955	0.77	2,717	1.05
Detour Lake Zone 58N	534	5.8	136	4.35
Detour Lake total	18,489	0.79	2,853	1.09
Macassa	598	8.58	1,094	9.21
Macassa Near Surface	13	6.14	28	6.62
AK deposit	37	6.95	52	5.69
Macassa total	647	8.4	1,173	8.89
Anoki-McBean	349	2.77	107	3.84
Upper Beaver	403	3.45	1,416	5.07
Upper Canada	722	2.15	1,863	3.11
Hammond Reef	2,298	0.54	—	—
Aquarius	1,106	1.49	14	0.87
Holt complex	1,699	4.52	1,310	4.48
Amaruq	1,600	3.74	623	4.65
Meliadine	1,629	4	2,222	6.22
Hope Bay	1,255	3.64	2,108	5.41
Fosterville	1,512	4.05	1,461	4.54
Northern Territory	1,668	2.38	1,376	2.4
Kittila	1,687	2.93	1.067	5.06
Barsele (55%)	176	1.27	1,005	1.98
Pinos Altos	685	1.83	104	1.73
La India	88	0.52	1	0.4
Tarachi	361	0.58	4	0.52
Chipriona	326	0.92	21	0.66
El Barqueño Gold	331	1.16	351	1.13
San Nicolás (50%)†	20	0.19	10	0.13
Santa Gertrudis	563	0.91	1,433	2.36
Total Mineral Resources	43,981	1.15	33,080	2.5

* Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral resources reflect the Company's interest.

† Agnico Eagle has agreed to subscribe for a 50% interest in the San Nicolás project, which will be contributed as study and development costs are incurred and, accordingly, Agnico Eagle's share of the reported MRMR at the San Nicolás project is reported at a 50% level

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out below.

Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation*
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,400	$18	$3.50	$1.00

* Exceptions: US$1,300 per ounce of gold used for Detour Lake; US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; and US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

Metal Price for Mineral Resource Estimation*
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,650	$22.50	$3.75	$1.25

* Exceptions: US$1,500 per ounce of gold used for Detour Lake open pit, Northern Territory and Holt complex; US$1,300 per ounce of gold used for Detour Lake Zone 58N; US$1,400 per ounce of gold used for Canadian Malartic, US$1,688 per ounce of gold used for Hope Bay, Santa Gertrudis and Hammond Reef; US$1,667 per ounce of gold used for Upper Canada, El Barqueño; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius, US$22.67 per ounce of silver used for El Barqueño; US$1,687 per ounce of gold used for Anoki-McBean and Tarachi; US$25.00 per ounce of silver used for Santa Gertrudis; and US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

Exchange rates*
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00		US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

* Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada, Holt complex and Detour Lake Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele; and MXP17.00 per US$1.00 used for Tarachi.

The above metal price assumptions are below the three-year historic average (from January 1, 2021 to December 31, 2023) of approximately $1,853 per ounce of gold, $23.50 per ounce of silver, $4.03 per pound of copper and $1.38 per pound of zinc.

2024 EXPLORATION BUDGET

The Company has budgeted $336.7 million for exploration expenditures and project expenses in 2024, comprised of $151.1 million for expensed exploration, $107.9 million for capitalized exploration and $77.7 million for project studies, technical services and other corporate expenses.

The Company's exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Exploration priorities for 2024 include drilling the western and deep extension of the Detour Lake deposit to assist in the optimization of the open pit operations and to further advance a potential underground mining scenario, growing the underground mineral reserve and mineral resource at the Odyssey mine and continuing large exploration programs at other operating assets and Hope Bay.

The Company's exploration and corporate development budget for 2024 is set out below. The exploration plans and more detailed budgets for individual mines and projects are set out further below, organized by region.

2024 Exploration Program and Corporate Development Budget

	Expensed Exploration		Capitalized Exploration
			Sustaining	Non-Sustaining
	(000s $)	(000s m)	(000s $)	(000s $)	(000s m)
Quebec
LaRonde complex	$8,100	35.4	$2,300	$—	14.8
Canadian Malartic complex	13,300	70.6	—	7,100	66.4
Goldex	2,200	18.4	2,900	—	22.0
Quebec regional	7,100	39.7	—	—	—

Ontario
Detour Lake	7,400	40.0	—	20,300	120.0
Macassa	—	—	2,000	32,900	161.9
Ontario regional and projects	13,500	19.4	—	1,600	—

Nunavut
Meliadine	—	—	5,400	13,200	77.7
Meadowbank complex	1,900	6.8	—	—	—
Hope Bay	22,000	50.0	—	—	—
Nunavut regional	12,700	22.0	—	—	—

Australia
Fosterville	11,700	36.5	—	10,900	38.7
Northern Territory	4,600	10.8	—	—	—

Europe
Kittila	4,700	18.5	1,800	5,300	51.5
Europe regional	7,100	12.6	—	—	—

Mexico
Pinos Altos	2,500	10.0	1,800	400	10.7
Mexico regional	13,400	6.0	—	—	—

USA	7,000	5.4	—	—	—
Joint Ventures & Other	5,600	8.4	—	—	—
G&A	6,100	—	—	—	—
Total Exploration	$151,100	410.5	$16,200	$91,700	563.7
Hope Bay - Other Expenditures	12,200
Other Project Studies	20,900		—	—
Total Corporate Development and Technical Services	44,600		—	—
Total Exploration and Project Expenses	$228,800		$16,200	$91,700

ABITIBI REGION – QUEBEC

CANADIAN MALARTIC COMPLEX

MRMR Highlights

The strong growth in mineral reserves at the Odyssey mine at year-end 2023 is largely due to successful conversion drilling in the East Gouldie deposit, the completion of an internal study and infill drilling which increased the proven and probable mineral reserves by 5.2 million ounces of gold (47 million tonnes grading 3.42 g/t gold) as at December 31, 2023. An additional 150,000 ounces of gold in the mineral reserves are attributed to the Odyssey South deposit and the Odyssey internal zones as the understanding of these two mineralized areas continues to improve with ongoing drilling and mine development.

The Canadian Malartic open pit mine saw an increase of approximately 122,000 ounces of gold in proven and probable mineral reserves (reflecting the Company's 100% interest). The increase is due to the completion of the Yamana Transaction combined with a review of the model using the positive reconciliation performance, that was offset by 695,400 ounces of gold mined in situ (100% interest) in the Barnat pit and the now-depleted Canadian Malartic pit.

The acquisition of the remaining 50% interest in the Canadian Malartic complex as a result of the Yamana Transaction also contributed to adding 1.5 million ounces of gold in mineral reserves, 3.1 million ounce of gold in measured and indicated mineral resources and 4.7 million ounces of gold in inferred mineral resources at the Canadian Malartic complex.

At East Gouldie, new inferred mineral resources of 1.7 million ounces of gold were added through exploration drilling, offset by 1 million ounces of gold converted to measured and indicated mineral resources and the alignment of gold prices with the Company's assumptions. At year-end 2023, inferred mineral resources at East Gouldie totalled 3.3 million ounces of gold (45.2 million tonnes grading 2.29 g/t gold).

2023 Exploration Highlights

At the Odyssey mine in 2023, exploration drilling totalled 131,565 metres, which exceeded the budget of 101,500 metres after the program was augmented mid-year by a supplemental budget for 25,000 metres of additional drilling.

Exploration drilling at the Odyssey mine in 2023 continued to focus on three objectives: infill drilling of the Odyssey South deposit and the adjacent Odyssey internal zones; investigating lateral extensions to the west and to the east along the favourable East Gouldie mineralized corridor to grow the inferred mineral resources at East Gouldie; and adding holes in the planned upper mining levels in the East Gouldie deposit to further de-risk the project.

Selected recent drill intercepts from the Odyssey mine are set out in the composite longitudinal section below and in a table in the Appendix.

[Odyssey mine – Composite Longitudinal Section]

[Odyssey mine – Composite Cross Section and Composite Longitudinal Section of Odyssey Deposits]

Recent drilling highlights from Odyssey South and the internal zones include: 4.2 g/t gold over 6.8 metres at 383 metres depth in hole MEV23-293 in the shallow, western portion of Odyssey South; 6.8 g/t gold over 12.6 metres (core length) at 478 metres depth in hole UGOD-016-176 in the Odyssey internal zones; and 3.0 g/t gold over 14.3 metres (core length) at 374 metres depth in hole UGOD-016-199.

The continued positive results from the Odyssey internal zones show the potential with further drilling to add mineral resources at shallow depth near existing underground mine infrastructure.

Hole MEX22-251RWZ intersected 2.2 g/t gold over 50 metres at 1,659 metres depth, demonstrating the thickness of mineralization encountered in the lower portion of the East Gouldie mineral reserves.

In the program to extend the East Gouldie deposit laterally, drilling highlights include 5.0 g/t gold over 15.9 metres at 1,355 metres depth in hole MEX23-304 and 6.2 g/t gold over 6.7 metres at 1,299 metres depth in hole MEX23-304Z, with the intersections located approximately 300 metres and 200 metres laterally to the west, respectively, of the western limit of the current inferred mineral resources at East Gouldie. Drilling in the eastern portion of the East Gouldie corridor intersected 6.7 g/t gold over 13.5 metres at 1,467 metres depth in hole MEX23-305Z, approximately 140 metres east of the inferred mineral resources at East Gouldie. The holes demonstrate the potential to add inferred mineral resources laterally at East Gouldie with further drilling into these extensions of mineralization.

2024 Exploration Plan and Budget

The Company expects to spend approximately $20.4 million for 137,000 metres of drilling at the Canadian Malartic complex in 2024. Exploration at the Odyssey mine includes $12.9 million for 102,500 metres of drilling with five objectives: continued conversion drilling of East Gouldie inferred mineral resources to indicated mineral resources; testing the immediate extensions of East Gouldie; continued conversion drilling of the Odyssey South deposit inferred mineral resources to indicated mineral resources; further investigating the Odyssey internal zones; and converting inferred mineral resources to indicated mineral resources in the Odyssey North deposit.

The remaining $7.5 million is planned to be spent on 34,500 metres of exploration drilling into prospective gold targets along the Barnat and East Gouldie mineralized corridors on the Canadian Malartic, Rand Malartic and Midway properties. The composite longitudinal section below shows the mineral exploration potential at the Company's properties in the Malartic camp, from East Amphi to the historic Malartic Goldfields mine.

Following the consolidation of 100% interests in properties along this prospective 16 kilometre portion of the Cadillac-Larder Lake deformation zone, the Company envisions increasing its exploration efforts along the belt from surface and eventually from underground to test the full potential of this area. The strategy is similar to the one that the Company has employed successfully around the LaRonde mine since the 1980s.

[Malartic Camp – Composite Longitudinal Section Showing Mineral Exploration Potential from East Amphi to to Malartic Goldfields]

WASAMAC

The Wasamac gold project was acquired on March 31, 2023, as part of the Yamana Transaction. The Wasamac deposit is characterized by shear hosted disseminated pyrite mineralization within an albite-sericite-carbonate alteration zone that ranges in thickness from a few metres up to 30 metres within the 50 to 55 degree, north-dipping Wasa Shear.

MRMR Highlights

The measured and indicated mineral resource estimate at year-end 2023 for the Wasamac project totalled 2.2 million ounces of gold (27.8 million tonnes grading 2.43 g/t) and inferred mineral resources were 0.8 million ounces of gold (9.2 million tonnes grading 2.66 g/t).

This is the first estimate of mineral resources at Wasamac published by Agnico Eagle. The Company continues to assess various scenarios regarding optimal mining rates and milling strategies for possible mine construction at the project. While these evaluations continue, the Company has decided to not include the historical mineral reserve estimate at Wasamac into the Company's mineral reserve estimate. Rather, the Company has classified the Wasamac project entirely as mineral resources.

2023 Exploration Highlights

At the Wasamac project in 2023, exploration drilling of 16,600 metres was completed by Agnico Eagle after the closing of the Yamana Transaction. The full-year program, including drilling by the previous owner, was comprised of infill and conversion drilling of the main Wasamac deposit (19,000 metres for 27 holes) and exploration drilling at the Francoeur area (6,400 metres for 15 holes) and the Wildcat area (5,800 metres for 13 holes), for a total of 31,200 metres in 55 holes drilled during the full year.

Selected recent drill intercepts from the Wasamac project are set out in the composite longitudinal section below and in a table in the Appendix.

[Wasamac Project – Plan Map and Composite Longitudinal Section of Wasamac deposit]

Recent highlights from the exploration program at the Wasamac deposit include 4.9 g/t gold over 13.4 metres (core length) at 590 metres depth in hole WS23-666; 2.8 g/t gold over 18.8 metres at 565 metres depth in hole WS23-663 in the Main Zone; and 4.4 g/t gold over 3.9 metres at 484 metres depth in hole WS23-634 in zones 3 and 4.

At Francoeur, hole FS23-129 targeted the eastern extension of the Francoeur shear related to the Horne-Creek fault and returned 4.5 g/t gold over 5.3 metres (core length) at 324 metres depth.

At Wildcat, highlight hole WS23-661 returned 3.6 g/t gold over 20.6 metres (core length) at 44 metres depth and 5.6 g/t gold over 4.1 metres (core length) at 123 metres depth; and hole WS23-653 returned 3.4 g/t gold over 5.4 metres (core length) at 267 metres depth.

2024 Exploration Plan and Budget

The Company expects to spend approximately $2.8 million for 16,700 metres of drilling at the Wasamac project in 2024 as part of a larger Quebec regional exploration budget totalling $7.1 million for 39,700 metres. The program at Wasamac will focus on exploring the eastern extension of the Wasamac deposit in the Wasa shear zone. At Francoeur, drilling will focus on the Francoeur shear to explore for broader zones of mineralization similar to the Wasamac deposit. At Wildcat, the interpreted lateral extensions of the mineralization will be tested to confirm and improve the geological interpretation.

As part of the Company's Abitibi platform optimization program, the Company continues to assess various scenarios regarding the mining rates and milling strategies for the project.

LARONDE COMPLEX

2023 Exploration Highlights

At the LaRonde Zone 5 ("LZ5") and LaRonde mines at the LaRonde complex in 2023, exploration drilling totalled 41,300 metres, with eight drill rigs operating underground and two operating from surface.

Selected recent drill intercepts from the LaRonde complex are set out in the composite longitudinal section below and in a table in the Appendix.

West
East
Ellison
LaRonde Zone 5
Zone 3
Bousquet Shaft No. 1
Bousquet Shaft No 2
LaRonde Shaft No. 1
Penna Shaft
LaRonde Shaft No. 2
Fringe zone
BZ-2023-007A
3.0 g/t Au / 26.4 m
BZ-2023-007
1.8 g/t Au / 24.8 m
BZ-2022-026
2.1 g/t Au / 16.8 m
Level 20 / Level 86 Access Drift
Level 9 (B2)
Level 25 Haulage / access Drift
Zone 3-4 & Zone 3-1
Under construction Haulage / Access Drift
LaRonde Area 11-3
1km of geological continuity
2023
2022
Level 215 Exploration Drift
Shaft No. 4
Zone 20N
LaRonde 1
LaRonde 2
Level 245
Level 257
Level 278
Level 282
Level 290W
Zone 20N
Depth 2,856m
Deep Exploration Program Below 3,100 m
OPEN
West mine
East mine
LaRonde 3
20N Zinc South Zone
OPEN
OPEN
Doyon Property
Ellison Property
Bousquet Property
LaRonde Property
El Gozo Property
2023 Mineral Reserve
2023 Mineral Resource
Outline of former pit
Mined-out
Underground mine workings
Planned underground mine workings
Significant drill hole pierce points
Previously released drill hole pierce points
Exploration target areas
0
1,000
metres
Coordinate System : LaRonde Mine

[LaRonde Complex – Composite Longitudinal Section]

Exploration drilling in the western depth extension of the LZ5 deposit on the Ellison property returned highlights of 1.8 g/t gold over 24.8 metres at 686 metres depth in hole BZ-2023-007; 3.0 g/t gold over 26.4 metres at 627 metres depth in hole BZ-2023-007A; and 2.1 g/t gold over 16.8 metres at 857 metres depth in hole BZ-2023-026. These results demonstrate the continuity of mineralization at depth and to the west of the current mineral reserves and mine workings at the LZ5 mine.

Further progress was made in 2023 in rehabilitating Level 9 and extending the exploration drift at Level 215 to provide additional drill platforms to test the vertical extensions of known zones on the Bousquet property and below the LZ5 deposit.

2024 Exploration Plan and Budget

The Company expects to spend approximately $10.4 million for 50,200 metres of drilling at the LaRonde complex in 2024, including $2.3 million for 14,800 metres of capitalized drilling and $8.1 million for exploration drift development and 35,400 metres of exploration drilling into targets, including Zone 20N East and West mines, Zone 3-1, Zone 3-4, Zone 4 and Zone 5, with the aim of adding new mineral reserves and mineral resources to extend expected mine life further into the 2030s.

The planned work program above includes $2.7 million budgeted for further extension of the exploration drift on Level 215 by 450 metres to the west.

GOLDEX

MRMR Highlights

At the Goldex mine, positive results from drilling in the Deep 2, South zones and western part of the Main Zone during 2023 have added 99,000 ounces of gold in mineral reserves, replacing in part the mining of 161,000 ounces of in-situ gold for 2023.

2023 Exploration Highlights

At the Goldex mine in 2023, exploration drilling targeted mainly the W Zone, which is the extension of the Goldex diorite host rock and is located approximately 200 metres west of the main deposit at relatively shallow depths compared to the current mine workings. A total of 13,408 metres were drilled into the W Zone in 2023 with highlights including: 1.2 g/t gold over 35.0 metres at 476 metres depth in hole GD27-053; 1.5 g/t gold over 45.0 metres at 591 metres depth in hole GD27-056; and 1.1 g/t gold over 42.0 metres at 607 metres depth in hole GD27-063.

Exploration at the W Zone could lead to the addition of mineral resources in the near future should exploration drilling continue to be successful.

2024 Exploration Plan and Budget

The Company expects to spend approximately $5.1 million for 40,400 metres of drilling at Goldex in 2024, including $2.9 million on capitalized drilling mainly focused on the conversion and extension of Sector 3 in the South Zone. The remaining $2.2 million is budgeted for 18,400 metres of exploration drilling, including 15,400 metres to test and extend the W Zone mineralization to the west and at depth; 2,000 metres drilled at the nearby Mine École target; and 1,000 metres drilled to the west of the G Zone.

ABITIBI REGION – ONTARIO

DETOUR LAKE

MRMR Highlights

An initial underground inferred mineral resource was declared below and to the west of the existing pit, totalling 1.56 million ounces of gold (21.8 million tonnes grading 2.23 g/t gold). The Company believes that these inferred mineral resources represent only a portion of the mineralized potential located below the mineral resources pit shell.

2023 Exploration Highlights

At the Detour Lake mine in 2023, exploration drilling totalled 213,000 metres in 306 holes for the full year. The program successfully defined continuity of mineralization below and west of the mineral resources pit, resulting in the initial underground inferred mineral resource estimate described above.

Selected recent drill intercepts from the Detour Lake mine are set out in the plan map and composite longitudinal section below and in a table in the Appendix.

584000
587000
590000
593000
Plan View
OPEN
DLM23-773
DLM23-779
West Pit Extension
DLM23-747
DLM23-783
DLM23-727W
DLM23-774A
DLM23-763A
DLM23-733A
DLM23-767
DLM23-745
DLM23-775
DLM23-735
DLM23-757
DLM23-730W
North Pit
Main Pit
Sunday Lake Deformation Zone
West Pit
Saddle Zone
Intermediate to felsic intrusive
Ultramafic intrusive
Mafic volcanic/pillow flow
Gabbro
Intermediate to felsic volcanic
Sediments
Lakes
Rivers
1 km
W
Composite Longitudinal View
E
West Pit Extension
North & West Pits
Main Pit
5.9 g/t Au / 2.7 m
24.8 g/t Au / 7.4 m
DLM23-735
6.4 g/t Au / 7.3 m
11.7 g/t Au / 2.7 m
DLM23-783
13.2 g/t Au / 2.8 m
DLM23-733A
18.3 g/t Au / 12.6 m
DLM23-773
19.3 g/t Au / 2.7 m
DLM23-745
10.0 g/t Au / 2.7 m
32.2 g/t Au / 2.7 m
DLM23-747
7.8 g/t Au / 2.7 m
OPEN
DLM23-727W
5.4 g/t Au / 2.7 m
DLM23-763A
21.9 g/t Au / 2.7 m
3.7 g/t Au / 9.4 m
DLM23-775
5.4 g/t Au / 10.6 m
DLM23-774A
8.7 g/t Au / 3.3 m
DLM23-730W
11.4 g/t Au / 5.8 m
DLM23-757
2.7 g/t Au / 47.2 m
incl. 6.5 g/t Au / 13.3 m
2023 Mineral reserve
2023 Mineral resource
Mined out pit
UG development
Potential UG development
Significant drill hole pierce points
Previously released drill hole pierce points
1 km
Coordinate System: NAD83 Zone 17N

[Detour Lake – Plan Map and Composite Longitudinal Section]

The results below and west of the mineral reserves pit include the following highlights: 11.4 g/t gold over 5.6 metres at 319 metres depth in hole DLM23-730W; 2.7 g/t gold over 47.2 metres at 233 metres depth, including 6.5 g/t gold over 13.3 metres at 220 metres depth, hole DLM23-757; and 5.5 g/t gold over 16.6 metres at 307 metres depth in hole DLM23-775.

The drilling program also demonstrated the continuity of the mineralization outside of the mineral resource footprint over a 2.5 kilometre strike length in the western plunge of the known orebody. Highlight intercepts include: 18.3 g/t gold over 12.6 metres at 545 metres depth in hole DLM23-733A; 7.8 g/t gold over 2.7 metres at 1,030 metres depth in hole DLM23-747; 6.0 g/t gold over 22.4 metres at 236 metres depth in hole DLM23-735; 24.8 g/t gold over 7.4 metres at 420 metres depth in hole DLM23-767; and 19.3 g/t gold over 2.7 metres at 845 metres depth in hole DLM23-773.

Exploration Plan and Budget for 2024

The Company expects to spend approximately $27.7 million for 160,000 metres of drilling at Detour Lake in 2024, including $20.3 million for 120,000 metres of capitalized drilling into the western plunge of the main deposit to increase confidence in the mineralization's continuity, both in the inferred mineral resources for conversion purposes and to continue extending the mineralized trend to the west. An exploration ramp is also being considered to increase confidence in the continuity of the inferred mineral resource and to potentially collect a bulk sample.

In addition, the Company expects to spend approximately $7.4 million for 40,000 metres of regional drilling in 2024, to explore satellite targets on the Company's large 107,400 hectare land position around the Detour Lake and adjacent Detour East properties that could potentially provide mill feed to the Detour Lake operation.

The Company continues to evaluate the potential for underground mining. The Company expects to provide an update the Detour underground project and ongoing exploration results in the first half of 2024.

MACASSA

MRMR Highlights

The Macassa mine achieved a 171% replacement of its mining depletion in 2023, with an underground infill drilling campaign that resulted in a net mineral reserves addition totalling 115,000 ounces of gold. The addition is mainly due to the expansion of mineral reserves in the deep eastern portion of the mine and an optimized mine plan resulting from improved mine infrastructure with the completion of #4 Shaft and new ventilation facilities.

The realized synergies between Macassa and the nearby AK and Near Surface ("NSUR") deposits continued to benefit the Macassa mine, with the addition of 67,000 ounces of gold in mineral reserves at the AK and NSUR deposits, net of production. Total mineral reserves at AK now stand at 160,000 ounces of gold (741,500 tonnes grading 6.69 g/t gold) at year-end 2023 and production is expected to start in 2024, demonstrating the achievement of operational synergies from the Merger.

2023 Exploration Highlights

At the Macassa mine in 2023, exploration drilling totalled metres, including 86,221 metres in the SMC and Main Break zones and 26,946 metres in the NSUR and AK deposits.

Selected recent drill intercepts from the Macassa mine are set out in the composite longitudinal section below and in a table in the Appendix.

[Macassa – Isometric View and Composite Longitudinal Section]

Drilling intersected significant results east of the current mineral resource, further supporting a lateral extension to SMC East, with highlight hole 53-4782 returning 43.0 g/t gold over 1.9 metres at 1,664 metres depth and hole 53-4813A returned 40.4 g/t gold over 1.9 metres at 1,698 metres depth.

In the Lower/West SMC, the drill program was successful in identifying multiple mineralized zones and visible gold, which suggests potential for lateral extensions and localized hanging wall splays. Recent significant results from the program include: 78.9 g/t gold over 1.9 metres at 1,827 metres depth in hole 57-1394; 67.6 g/t over 1.9 metres at 1,846 metres depth in hole 57-1442; and 69.6 g/t gold over 1.5 metres at 1,879 metres depth and 110.4 g/t gold over 1.5 metres at 1,884 metres depth in hole 57-1445.

In the Main Break, results to the east and up-trend of known mineral resources support the extension of mineral resources and confirm the potential for further mineralization to the east. Highlights include: 16.7 g/t gold over 1.3 metres at 2,122 metres depth in hole 58-892; 25.1 g/t gold over 1.3 metres at 2,086 metres depth in hole 58-894; and 39.6 g/t gold over 3.2 metres at 2,000 metres depth and 50.1 g/t gold over 3.3 metres at 2,007 metres depth in hole 58-920.

In the AK and NSUR deposits, drilling also expanded the mineral reserve base by 60% and confirmed the geological interpretation of AK, while providing further opportunities for mineral resource growth at AK where underground development and mining will start in 2024. Highlights from drilling at AK include: 21.8 g/t gold over 4.4 metres at 319 metres depth in hole KLAK-242; 25.0 g/t gold over 5.0 metres at 365 metres depth in hole KLAK-245; and 12.2 g/t gold over 4.3 metres at 318 metres depth in hole KLAK-261.

2024 Exploration Plan and Budget

The Company expects to spend approximately $19.2 million for 161,900 metres of capitalized drilling at Macassa in 2024, aiming to increase and upgrade mineral resources. The exploration program will continue to build the mineral resource base to the east in the SMC East and Main Break, and to the west in the Lower/West SMC. Drilling in the AK and NSUR deposits will target mineral resource expansion. In addition, $14.1 million is budgeted for capitalized exploration to further develop exploration drifts that will allow drilling to the east of current mine infrastructure along strike and at depth of the SMC and Main Break towards the historic Lake Shore mine.

As a part of an Ontario regional exploration budget totalling $13.5 million for 19,400 metres, a surface exploration campaign will include drill holes to test the deep extensions of the Main Break east of the underground infrastructure of the SMC and below all historical mining levels of the Kirkland Lake camp to provide support for future underground exploration drifts.

NUNAVUT

MELIADINE

2023 Exploration Highlights

At the Meliadine mine in 2023, exploration drilling totalled 91,579 metres, with work focused on three areas: deep exploration and conversion drilling at the Pump deposit; infill drilling of inferred mineral resources at depth in the Wesmeg and Tiriganiaq deposits; and exploration drilling at the F-Zone deposit. The ongoing development of an exploration drift is providing improved access for new underground drilling platforms to investigate the lateral and depth extensions of the main Tiriganiaq deposit.

Selected recent drill intercepts from the Tiriganiaq deposit at the Meliadine property are set out in the plan map and composite longitudinal section below and in a table in the Appendix.

Pyko Fault
Tiriganiaq - Wolf
Camp
Wesmeg
Wesmeg North
Pump
Discovery
F-Zone
Rankin Inlet
Felsic intrusive rocks
Intermediate intrusive rocks
Sedimentary rocks
Intermediate volcanic rocks
Mafic volcanic rocks
Metamorphic and tectonic rocks
Deposit
Agnico Eagle property
Major fault
Road
Winter access route
10 km
West
East
Tiriganiaq - Wesmeg - Wesmeg North
F-Zone
Portal 2
Portal 1
M23-3615
9.0 g/t Au / 7.0 m
ML300-10340-D4
ML400-10200-F1
ML300-10340-D2
ML300-10340-D1
M23-3651
M23-3659
ML425-9560-D21
114 g/t Au / 3.1 m
ML425-9780-D29
ML425-9563-D3
8.3 g/t Au / 3.7 m
Planned Exploration Ramp
OPEN
Potential open-pit outline
Existing underground mine workings

[Meliadine Mine – Plan Map & Composite Longitudinal Section]

The positive results from exploration drilling at shallow depth into the Pump North Zone include: hole M23-3596 intersecting 10.8 g/t gold over 4.9 metres at 210 metres depth and 4.5 g/t gold over 6.7 metres, at 220 metres depth including 8.3 g/t gold over 3.3 metres at 220 metres depth; hole M23-3577A, drilled on the same section, which returned 16.1 g/t gold over 3.6 metres at 361 metres depth and 10.8 g/t gold over 4.3 metres at 383 metres depth; hole M23-3595, drilled 115 metres to the west of hole M23-3577A, which intersected 10.7 g/t gold over 3.9 metres at 305 metres depth; and hole M23-3580, drilled 25 metres west of hole M23-3595, which returned 5.0 g/t gold over 5.8 metres at 437 metres depth and 4.7 g/t gold over 5.1 metres at 455 metres depth, indicating that the mineralized folded iron formation is still open at depth.

At Tiriganiaq, drilling is converting sectors to the west and exploring outside of the mineral resource limits in the east, and returned results such as hole M23-3760 intersecting 6.0 g/t gold over 3.0 metres at 299 metres depth. This interval is approximatively 200 metres deeper and 100 metres east of the current inferred mineral resource and mineral reserve limits, demonstrating their continuity at depth toward one of the major known Tiriganiaq ore shoots.

At Wesmeg North, recent highlights include hole ML300-10340-D4, which intersected 6.1 g/t gold over 11.7 metres at 467 metres depth, as well as hole ML300-10340-D1, which intersected 7.5 g/t gold over 7.9 metres at 519 metres depth. These intervals are located down plunge of one of the deposit's high-grade ore shoots and demonstrate its continuity. Additionally, hole ML300-10340-D6 returned 11.1 g/t gold over 5.3 metres at 303 metres depth, demonstrating the potential to develop a new ore shoot outside of the mineral resource.

At Wesmeg, hole M23-3659 intersected 9.4 g/t gold over 3.7 metres at 351 metres depth, and on the same section, hole ML400-10200-F1 intersected 15.4 g/t gold over 3.7 metres at 396 metres depth and 12.6 g/t gold over 3.3 metres depth at 402 metres depth. Approximately 100 metres further east, hole ML300-10340-D2 intersected 11.4 g/t over 3.9 metres at 494 metres depth.

2024 Exploration Plan and Budget

The Company expects to spend approximately $18.6 million for 77,700 metres of capitalized drilling at Meliadine in 2024, including $2.6 million for further extension of the exploration drift. The drilling will principally focus on expanding and converting existing mineral resources in the Tiriganiaq, Wesmeg and Pump deposits. As the development of the exploration drift continues at Tiriganiaq, it will provide new access further into the eastern and western extensions of the mineral resource at depth starting in the first quarter of 2024.

AMARUQ AT MEADOWBANK

MRMR Highlights

The Amaruq mine at the Meadowbank complex saw continued positive reconciliation performance during 2023 and, as a result, the estimation parameters and mining assumptions were adjusted which resulted in an increase of 150,000 ounces of gold in mineral reserves that were offset by production depletion.

2023 Exploration Highlights

At Amaruq in 2023, exploration drilling totalled 29,133 metres, including conversion drilling. The main objectives of this exploration program were: to infill Whale Tail underground mineral resources; to confirm IVR open pit mineral resources for an eventual pit pushback; and to extend underground mineral resources at depth in the Whale Tail and IVR deposits.

Selected recent drill intercepts from Amaruq are set out in the composite longitudinal section below and in a table in the Appendix.

[Amaruq – Composite Longitudinal Section]

Exploration drilling in proximity to the underground mineral resources of the Whale Tail deposit intersected significant mineralization from Zone QZ03 and Zone IC with the following highlights: 3.8 g/t gold over 6.8 metres at 503 metres depth in hole AMQ23-3034; 4.9 g/t gold over 6.7 metres at 595 metres depth in hole AMQ23-3043B; and 7.4 g/t gold over 2.4 metres at 554 metres depth in hole AMQ23-3046.

The drilling at depth at the IVR deposit intercepted significant mineralized zones including the following highlights: 5.1 g/t gold over 17.4 metres at 901 metres depth hole AMQ23-3062; and hole AMQ23-3064A intercepting three intersections from a folded zone, including 6.3 g/t gold over 5.2 metres at 967 metres depth, 11.3 g/t gold over 6.4 metres at 979 metres depth and 4.4 g/t gold over 9.2 metres at 1,013 metres depth. These results demonstrate that the IVR deposit remains open at depth and further demonstrate the potential to grow underground mineral resources at Amaruq.

2024 Exploration Plan and Budget

The Company expects to spend approximately $1.9 million for 6,800 metres of expensed exploration drilling at Amaruq in 2024, focused on testing for potential extensions to the open pits and, based on recent exploration success, testing the depth extensions of Whale Tail and IVR high grade gold mineralization. The aim of these programs is to further extend the life of the Amaruq mine.

HOPE BAY

MRMR Highlights

Exploration drilling at Hope Bay added 336,000 ounces of inferred mineral resources at year-end 2023, mostly from the Patch 7 zone, which was partially offset by a reduction of 177,000 ounces of gold in inferred mineral resources due to project-wide conversion to indicated mineral resources and improvement of mining parameters.

2023 Exploration Highlights

At the Hope Bay project in 2023, exploration drilling totalled 125,150 metres in 224 holes, focused on the Madrid and Doris gold deposits, as well as regionally in the Hope Bay gold belt. The program had up to nine drill rigs in operation and was divided between Doris (55,119 metres in 121 holes), Madrid (59,795 metres in 79 holes) and regional exploration (10,236 metres in 24 holes).

Based on the positive results at Madrid and Doris in the first half of 2023, the Company approved a supplemental exploration budget at Hope Bay of $14.5 million for an additional 58,000 metres of drilling during the second half of 2023.

Exploration at Madrid during the second half of 2023 remained focused on drilling wide step-out holes spaced approximately 200 metres apart into the underexplored, 2-kilometre strike extension gap between the Suluk and Patch 7 zones at depths between 300 and 700 metres, as well as to the south of the Patch 7 zone.

Recent results have extended this area of mineralization to a minimum of 2,200 metres in lateral distance and 500 metres in vertical distance, and demonstrated that gold mineralization extends approximately 200 metres south of the Patch 7 deposit.

Selected recent drill intercepts from the Madrid-area deposits are set out in the composite longitudinal section below and in a table in the Appendix.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

Hole HBM23-143 returned 16.3 g/t gold over 28.6 metres at 385 metres depth in Patch 7 and represents one the best holes drilled to date in the Madrid mineralized corridor. The intercept is 100 metres up-dip of previously reported hole HBM23-086 (13.7 g/t gold over 4.6 metres at 697 metres depth, see the Company's news release dated July 26, 2023) and more than 200 metres from other drill holes above and laterally, highlighting the opportunity to significantly expand this mineralized area.

In the northern extension of the gap target, hole HBM23-140 returned 12.7 g/t gold over 4.6 metres at 677 metres depth in the Suluk zone. This intercept is located 580 metres north of previously reported hole HBM23-105 (10 g/t gold over 14.0 metres at 677 metres depth, see the Company's news release dated July 26, 2023) and 1,100 metres north of hole HBM23-143, further demonstrating the lateral extent of the Suluk-Patch 7 mineralized trend.

Drilling that targeted the southern extension of the Patch 7 zone was highlighted by hole HBM23-132, which returned 5.0 g/t gold over 4.4 metres at 460 metres depth and 5.9 g/t gold over 2.3 metres at 530 metres depth, approximately 200 metres south of the mineral resources at Patch 7. This hole demonstrates the southern extension of the known favourable gold mineralization at Patch 7, and the trend remains open in the 1-kilometre-long underexplored area to the south between the Patch 7 and Patch 14 zones.

At Doris, the planned exploration drilling program for 2023 was completed early in the third quarter and results continued to confirm and expand the known mineralized zones. Drilling at Doris and nearby targets will resume in early 2024.

In regional exploration during 2023, one drill rig tested early-stage targets in the northern part of the Hope Bay greenstone belt and a regional lake sediment survey was completed in the Elu belt. A significant follow-up regional exploration program is planned for 2024.

2024 Exploration Plan and Budget

After a pause in drilling during the transition to winter, the Hope Bay project is ramping back up to full capacity with seven surface drill rigs. The Company expects to spend approximately $22.0 million for 50,000 metres of drilling at the Hope Bay project in 2024. This program will focus on high potential areas at Madrid and Doris, including the wide step-out strategy at Madrid to further assess the mineral resource potential of the gap between Suluk and Patch 7 as well as the area south of Patch 7. This first phase of drilling is expected to be completed before the end of the second quarter and additional drilling will be considered for the third and fourth quarters. The wider objective of the exploration program at Hope Bay remains to grow the mineral reserves and mineral resources at Madrid and Doris to support ongoing project studies and potential mining activities.

AUSTRALIA

FOSTERVILLE

MRMR Highlights

The Fosterville mine successfully replaced 102% of mining depletion in 2023 with new mineral reserves. The replacement was achieved through infill drilling that, combined with the revision of the mine production plan, resulted in an addition of 289,000 ounces of gold in mineral reserves that has offset 285,000 ounces mining depletion in 2023.

Fosterville also saw a net addition of 277,000 ounces of gold in mineral resources year-over-year with a combination of new inferred mineral resources at Phoenix and Robbins Hill through drilling and improved economic parameters, offset by conversion and a model update.

2023 Exploration Highlights

At the Fosterville mine in 2023, exploration drilling totalled 84,310 metres in 309 holes, comprised of 68,687 metres of underground drilling and 15,623 metres of surface drilling drilling, as well as further development of underground drifts to support drill programs.

At the Phoenix/Lower Phoenix area, drilling in Lower Phoenix focused on the mineralized Cardinal, Swan/Lower Phoenix and Cygnet zones and the Cygnet hanging wall structure. At Robbins Hill, drilling tested the Hoffman and Curie zones as well as four structures that link Curie and Hoffman, including the Wu structure.

Selected recent drill intercepts from the Fosterville mine are set out in the composite longitudinal section below and in a table in the Appendix.

[Fosterville – Composite Longitudinal Section]

Recent highlight holes at Fosterville show high gold grades and demonstrate the potential for several zones at Phoenix and Robbins Hill to provide additional mineral reserves and mineral resources.

In the Phoenix area, highlight hole UDH4729B intersected 69.1 g/t gold over 3.7 metres at 1,773 metres depth in the Cardinal structure, including 120.0 g/t gold over 2.1 metres at 1,772 metres depth. The intersection is approximately 115 metres down-plunge of the Cardinal mineral reserves and is within a 200 metre down-plunge extent of visible gold.

Also in the Phoenix area, hole UDH4859 intersected 17.3 g/t gold over 8.3 metres at 1,166 metres depth, approximately 10 metres outside the Cygnet Zone mineral reserves in a newly identified mineralized trend named the Peregrine Zone, where follow-up drilling is planned in 2024.

At Robbins Hill, hole UDR047 intersected 5.0 g/t gold over 6.0 metres at 574 metres depth in the Hoffman Zone in a sulphide intercept located 900 metres south of the current Hoffman mineral reserves.

In the Curie Zone at Robbins Hill, hole UDH4834 intersected 149.6 g/t over 5.6 metres at 566 metres depth within the lower portion of the Curie mineral reserves.

Highlight hole UDH4580A intersected 301.4 g/t gold over 2.0 metres at 636 metres depth in the underexplored Wu Zone, which extends for more than 700 metres in length within the Robbins Hill system.

2024 Exploration Plan and Budget

The Company expects to spend approximately $10.9 million for 38,700 metres of capitalized drilling at Fosterville in 2024, focused on the extensions of mineral reserves and mineral resources at Lower Phoenix and Robbins Hill. An additional $11.7 million is budgeted for 36,500 metres of underground and surface expensed exploration to test new geological targets, including underground exploration at Harrier. Up to six underground rigs and one surface rigs are expected to be used during the year.

Regionally at Fosterville, preparation is underway for surface exploration programs to identify favourable structural environments with folding and faulting similar to the Fosterville fault that hosts the Swan Zone, and could potentially host significant gold mineralization, with follow up drilling planned for any new prospective targets.

FINLAND

KITTILA

MRMR Highlights

At the Kittila mine, improved modelling of the deposit and conversion drilling in the Suuri and Roura Deep areas resulted in the addition of 182,000 ounces of gold in mineral reserves, replacing 65% of 2023 mining depletion.

2023 Exploration Highlights

At the Kittila mine in 2023, exploration and conversion drilling totalled 58,000 metres, mainly targeted at the Main and Sisar zones in the northern and southern portions of the deposit at approximately 1.0 to 1.4 kilometres depth.

Selected recent drill intercepts from the Kittila mine are set out in the composite longitudinal section below and in a table in the Appendix.

[Kittila Mine – Composite Longitudinal Section]

To the north in the Rimpi area, highlight hole RIE23-630 intersected 5.1 g/t gold over 4.7 metres at 1,059 metres depth in the Main Zone, representing a 200-metre extension of the Main Zone to the north at moderate depths. Drilling is ongoing in this area.

The exploration and conversion drilling program in the central Roura area near the bottom of the shaft was highlighted by hole RUG23-515, which intersected 7.0 g/t gold over 19.8 metres at 1,133 metres depth in the Sisar Zone, including 18.8 g/t gold over 4.1 metres at 1,129 metres depth; and hole ROD23-7000D, which intersected 7.8 g/t gold over 4.2 metres at 1,154 metres depth in the Main Zone. These intersections are northern extensions of the gold mineralization in the Suuri zone, and they demonstrate the potential to add mineral reserves in this area, which remains open at depth.

In step-out drilling towards the south in the Suuri area, hole SUU23-700C intersected 3.4 g/t gold over 3.8 metres at 935 metres depth in the Main Zone, extending gold mineralization by 250 metres to the south. Approximately 400 metres above hole SUU237-00C, hole SUU23-606 intersected 10.0 g/t gold over 5.9 metres at 506 metres depth in the Main Zone, demonstrating the wide exploration target for continued exploration drilling to the south.

During the second half of 2023, exploration drilling from surface began targeting an underexplored, parallel mineralized structure named the East Zone located in the Suuri area approximately 140 metres east of the mine's producing Main Zone and outside current mineral resources. Following up on the previously announced hole SUU23004 in the East Zone, which intersected 11.8 g/t gold over 9.9 metres at 208 metres depth, including 18.2 g/t gold over 4.8 metres at 206 metres depth (see the Company's news release dated October 25, 2023), two recent holes returned further significant gold mineralization at shallow depths in the East Zone: hole SSU23-008 intersected 11.5 g/t gold over 7.8 metres at 204 metres depth, including 20.5 g/t gold over 3.7 metres at 205 metres depth, with the intersection located 73 metres south of hole SUU23-004; and hole SUU23-001 intersected 4.3 g/t gold over 2.7 metres at 158 metres depth, approximately 200 metres north of hole SUU23-004.

The newly identified East Zone is an attractive, high-grade parallel zone at shallow depth that has the potential to provide an additional source of ore proximal to existing mine infrastructure.

2024 Exploration Plan and Budget

The Company expects to spend approximately $11.8 million for 70,000 metres of drilling at the Kittila mine in 2024, focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone. The drilling includes 16,000 metres of capitalized conversion and 35,500 meters of capitalized exploration as described above. The 18,500 metres of expensed exploration drilling will be focused on targets beyond the current mineral reserve area, including from 1,500 to 2,000 metres depth and in the extension of the central Roura area near the bottom of the shaft. Follow up drilling is also planned in the East Zone in the Suuri area at shallow depths.

MEXICO

PINOS ALTOS

2023 Exploration Highlights

At the Pinos Altos mine in 2023, exploration drilling totalled 21,264 metres in 81 holes, focused on the Pinos Altos Deep project beneath the mine, the advanced Cubiro underground project in the northwest of the property and the Moctezuma and Reyna mineralized trends.

At Pinos Altos Deep, drilling beneath the Oberon de Weber mining zone was highlighted by hole US23-299, which intersected 4.9 g/t gold and 193 g/t silver over 6.9 metres at 254 metres depth, including 10.5 g/t gold and 186 g/t silver over 2.3 metres at 254 metres depth, demonstrating the potential to add mineral resources and mineral reserves approximately 100 metres below current underground mine workings.

The positive results from recent exploration show the potential to continue to add and convert remaining mineral resources into mineral reserves and to extend the life of mine at Pinos Altos.

Exploration Plan and Budget for 2024

The Company expects to spend approximately $4.6 million for 20,700 metres of capitalized and expensed exploration drilling at Pinos Altos in 2024.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, please contact Investor Relations at the email address investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at February 15, 2024. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including project timelines, drilling targets or results, life of mine estimates; the estimated timing and conclusions of the Company's studies and evaluations; the Company's plans at the Hope Bay project; the Company's plans at the Wasamac project; statements concerning other expansion projects, optimization efforts, projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of exploration expenditures and other cash needs; estimates of future mineral reserves, mineral resources, the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC"), the Company's news release dated February 15, 2024 announcing its full year 2023 results, as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner to which COVID-19, its variants, and other communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to exploration activities has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration and Olivier Grondin, P.Geo., Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data

MINERAL RESERVES

As at December 31, 2023

OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
LaRonde mine[1]	U/G	2,342	4.98	375	8,568	6.79	1,870	10,910	6.40	2,244	94.7
LaRonde Zone 5[2]	U/G	4,450	2.11	301	4,523	2.30	334	8,972	2.20	636	94.7
LaRonde complex Total		6,791	3.10	676	13,091	5.24	2,204	19,882	4.51	2,880
Canadian Malartic[3]	O/P	45,474	0.58	852	45,332	1.09	1,584	90,806	0.83	2,436	89.0
East Gouldie[4]	U/G	—	—	—	47,005	3.42	5,173	47,005	3.42	5,173	94.6
Odyssey deposits[5]	U/G	17	2.25	1	4,422	2.17	308	4,440	2.17	310	95.3
Canadian Malartic complex Total		45,491	0.58	853	96,760	2.27	7,065	142,251	1.73	7,919
Goldex[6]	U/G	797	2.60	66	16,873	1.54	834	17,669	1.59	901	85.8
Akasaba West[7]	O/P	203	0.84	5	4,823	0.89	138	5,025	0.89	143	77.1
Quebec Total		53,282	0.93	1,601	131,546	2.42	10,242	184,828	1.99	11,843
Detour Lake (Above 0.5 g/t)	O/P	70,048	1.14	2,565	484,633	0.90	14,029	554,681	0.93	16,594	91.9
Detour Lake (Below 0.5 g/t)	O/P	48,656	0.43	666	215,712	0.38	2,669	264,368	0.39	3,335	90.0
Detour Lake Total[8]		118,703	0.85	3,230	700,346	0.74	16,698	819,049	0.76	19,928
Macassa mine[9]	U/G	248	16.17	129	3,959	14.34	1,825	4,207	14.45	1,954	97.4
Macassa Near Surface[10]	U/G	2	4.23	—	117	5.96	22	119	5.93	23	95.0
AK deposit[11]	U/G	—	—	—	742	6.69	160	742	6.69	160	95.0
Macassa Total		249	16.10	129	4,818	12.96	2,007	5,067	13.11	2,136
Upper Beaver[12]	U/G	—	—	—	7,992	5.43	1,395	7,992	5.43	1,395	95.0
Hammond Reef[13]	O/P	—	—	—	123,473	0.84	3,323	123,473	0.84	3,323	89.2
Ontario Total		118,952	0.88	3,359	836,629	0.87	23,424	955,581	0.87	26,783
Amaruq	O/P	3,010	1.58	153	9,469	3.76	1,146	12,479	3.24	1,299	91.7
Amaruq	U/G	49	5.96	9	2,829	5.81	528	2,878	5.81	538	91.7
Meadowbank complex Total[14]		3,059	1.65	162	12,298	4.23	1,674	15,357	3.72	1,837
Meliadine	O/P	266	4.27	37	4,632	4.46	664	4,898	4.45	700	94.7
Meliadine	U/G	1,514	7.57	369	11,846	6.30	2,398	13,360	6.44	2,767	96.3
Meliadine Total[15]		1,780	7.08	405	16,478	5.78	3,062	18,258	5.91	3,467
Hope Bay[16]	U/G	93	6.77	20	16,123	6.51	3,377	16,216	6.52	3,397	87.5
Nunavut Total		4,932	3.71	588	44,899	5.62	8,113	49,831	5.43	8,701

OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
Fosterville[17]	U/G	679	12.52	273	7,897	5.55	1,409	8,576	6.10	1,682	95.0
Australia Total		679	12.52	273	7,897	5.55	1,409	8,576	6.10	1,682
Kittila[18]	U/G	984	4.11	130	25,943	4.14	3,454	26,926	4.14	3,584	86.9
Europe Total		984	4.11	130	25,943	4.14	3,454	26,926	4.14	3,584
Pinos Altos	O/P	24	1.21	1	2,363	1.21	92	2,387	1.21	93	94.4
Pinos Altos	U/G	2,386	2.14	164	4,150	2.17	290	6,536	2.16	454	94.2
Pinos Altos Total[19]		2,410	2.13	165	6,514	1.82	381	8,924	1.90	546
San Nicolás (50%)[20]	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		26,268	0.57	479	35,275	0.65	739	61,543	0.62	1,219
Total Gold		205,096	0.98	6,430	1,082,188	1.36	47,380	1,287,284	1.30	53,811

SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	Recovery %**
LaRonde	U/G	2,342	14.32	1,078	8,568	21.60	5,950	10,910	20.04	7,028	74.9
Pinos Altos	O/P	24	43.30	33	2,363	36.35	2,762	2,387	36.42	2,796	44.5
Pinos Altos	U/G	2,386	40.03	3,070	4,150	47.41	6,326	6,536	44.71	9,396	49.3
Pinos Altos Total		2,410	40.06	3,104	6,514	43.40	9,088	8,924	42.50	12,192
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.2
Total Silver		28,609	24.50	22,538	43,843	24.38	34,371	72,453	24.43	56,909

COPPER	Mining Method*	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	Recovery %**
LaRonde	U/G	2,342	0.19	4,558	8,568	0.30	25,341	10,910	0.27	29,899	83.6
Akasaba West	O/P	203	0.44	890	4,823	0.50	24,262	5,025	0.50	25,153	83.6
Upper Beaver	U/G	—	—	—	7,992	0.25	19,980	7,992	0.25	19,980	90.0
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	75.7
Total Copper		26,402	1.16	305,258	50,144	0.72	361,305	76,546	0.87	666,562

ZINC	Mining Method*	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	Recovery %**
LaRonde	U/G	2,342	0.62	14,424	8,568	1.08	92,164	10,910	0.98	106,588	69.2
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	65.5
Total Zinc		26,199	1.52	397,736	37,330	1.30	486,280	63,529	1.39	884,016

*Underground (“U/G”), Open Pit ("O/P")

** Represents metallurgical recovery percentage

1 LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$91/t for LP1 and not less than C$192/t for LaRonde.

2 LaRonde Zone 5: Gold cut-off grade varies according to stope size and depth, not less than 1.56 g/t.

3 Canadian Malartic: Gold cut-off grade not less than 0.34 g/t for Barnat pit.

4 East Gouldie: Gold cut-off grade not less than 1.67 g/t.

5 Odyssey deposits: Gold cut-off grade varies according to mining zone and depth, not less than 1.53 g/t.

6 Goldex: Gold cut-off grade varies according to mining type and depth, not less than 1.00 g/t.

7 Akasaba West: Net smelter value cut-off varies, not less than C$33/t.

8 Detour Lake: Gold cut-off grade not less than 0.30 g/t.

9 Macassa mine: Gold cut-off grade varies according to mining type, not less than 3.71 g/t for long hole method and 4.41 g/t for cut and fill method.

10 Macassa Near Surface: Gold cut-off grade not less than 4.33 g/t.

11 Amalgamated Kirkland (AK) deposit: Gold cut-off grade not less than 4.25 g/t.

12 Upper Beaver: Net smelter value cut-off not less than C$125/t.

13 Hammond Reef: Gold cut-off grade not less than 0.41 g/t.

14 Amaruq: Gold cut-off grade varies according to mining type, not less than 1.14 g/t for open pit mineral reserves and 3.42 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.14 g/t).

15 Meliadine: Gold cut-off grade varies according to mining type, not less than 1.80 g/t for open pit mineral reserves and 4.40 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.80 g/t).

16 Hope Bay: Gold cut-off grade not less than 4.00 g/t.

17 Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.80 g/t.

18 Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.59 g/t.

19 Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$9.33/t for open pit mineral reserves and US$49.93/t for the underground mineral reserves.

20San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of US$9.71/t and for high zinc/copper ore of US$13.15/t.

MINERAL RESOURCES

As at December 31, 2023

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	U/G	—	—	—	6,424	3.06	632	6,424	3.06	632	1,569	5.67	286
LaRonde Zone 5	U/G	—	—	—	10,594	2.27	774	10,594	2.27	774	10,437	3.38	1,134
LaRonde complex Total		—	—	—	17,018	2.57	1,407	17,018	2.57	1,407	12,006	3.68	1,420
Canadian Malartic	O/P	—	—	—	—	—	—	—	—	—	8,171	0.81	214
Odyssey	U/G	—	—	—	1,372	1.71	75	1,372	1.71	75	19,700	2.29	1,453
East Malartic	U/G	—	—	—	11,134	2.04	731	11,134	2.04	731	65,748	2.12	4,480
East Gouldie	U/G	—	—	—	4,853	1.56	244	4,853	1.56	244	45,239	2.29	3,331
Odyssey Project Total		—	—	—	17,358	1.88	1,050	17,358	1.88	1,050	130,687	2.20	9,263
Canadian Malartic Total		—	—	—	17,358	1.88	1,050	17,358	1.88	1,050	138,858	2.12	9,477
Goldex	U/G	12,360	1.86	739	18,837	1.50	907	31,197	1.64	1,646	16,154	1.68	871
Akasaba West	O/P	—	—	—	4,044	0.70	91	4,044	0.70	91	—	—	—
Wasamac	U/G	—	—	—	27,850	2.43	2,173	27,850	2.43	2,173	9,232	2.66	789
Quebec Total		12,360	1.86	739	85,109	2.06	5,628	97,468	2.03	6,367	176,249	2.22	12,558
Detour Lake	O/P	30,861	1.45	1,434	697,821	0.74	16,520	728,681	0.77	17,955	58,317	0.62	1,156
Detour Lake	U/G	—	—	—	—	—	—	—	—	—	21,811	2.23	1,561
Detour Lake Zone 58N	U/G	—	—	—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		30,861	1.45	1,434	700,688	0.76	17,055	731,549	0.79	18,489	81,101	1.09	2,853
Macassa	U/G	258	10.32	86	1,910	8.35	512	2,168	8.58	598	3,692	9.21	1,094
Macassa Near Surface	U/G	—	—	—	65	6.14	13	65	6.14	13	133	6.62	28
AK Project	U/G	—	—	—	163	6.95	37	163	6.95	37	282	5.69	52
Macassa Total		258	10.32	86	2,138	8.17	562	2,396	8.40	647	4,106	8.89	1,173
Aquarius	O/P	—	—	—	23,112	1.49	1,106	23,112	1.49	1,106	502	0.87	14
Holt complex	U/G	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	U/G	—	—	—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	U/G	—	—	—	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
Upper Canada	O/P	—	—	—	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	U/G	—	—	—	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total		—	—	—	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	O/P	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—	—	—
Ontario Total		83,988	1.16	3,140	836,119	0.84	22,574	920,107	0.87	25,713	122,968	2.21	8,736
Amaruq	O/P	—	—	—	4,758	2.62	401	4,758	2.62	401	236	2.87	22
Amaruq	U/G	—	—	—	8,544	4.37	1,199	8,544	4.37	1,199	3,938	4.75	602
Amaruq Total		—	—	—	13,302	3.74	1,600	13,302	3.74	1,600	4,173	4.65	623
Meadowbank complex Total		—	—	—	13,302	3.74	1,600	13,302	3.74	1,600	4,173	4.65	623
Meliadine	O/P	3	3.17	—	4,613	3.14	466	4,615	3.14	466	1,135	4.45	162
Meliadine	U/G	422	4.64	63	7,626	4.49	1,100	8,047	4.49	1,163	9,986	6.42	2,060
Meliadine Total		424	4.63	63	12,238	3.98	1,566	12,663	4.00	1,629	11,120	6.22	2,222

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Hope Bay	U/G	—	—	—	10,734	3.64	1,255	10,734	3.64	1,255	12,110	5.41	2,108
Nunavut Total		424	4.63	63	36,274	3.79	4,421	36,699	3.80	4,485	27,404	5.62	4,953
Fosterville	O/P	820	2.81	74	1,771	3.87	220	2,591	3.53	294	326	2.72	29
Fosterville	U/G	262	3.99	34	8,758	4.20	1,184	9,019	4.20	1,218	9,693	4.60	1,433
Fosterville Total		1,082	3.10	108	10,528	4.15	1,404	11,610	4.05	1,512	10,019	4.54	1,461
Northern Territory	O/P	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	U/G	—	—	—	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total		269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total		1,351	3.21	139	32,059	2.95	3,040	33,410	2.96	3,180	27,839	3.17	2,837
Kittilä	O/P	—	—	—	—	—	—	—	—	—	373	3.89	47
Kittilä	U/G	4,299	2.91	402	13,632	2.93	1,285	17,931	2.93	1,687	6,192	5.13	1,020
Kittilä Total		4,299	2.91	402	13,632	2.93	1,285	17,931	2.93	1,687	6,565	5.06	1,067
Barsele	O/P	—	—	—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	U/G	—	—	—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total		—	—	—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total		4,299	2.91	402	17,967	2.53	1,461	22,266	2.60	1,863	22,376	2.88	2,072
Pinos Altos	O/P	—	—	—	1,266	1.03	42	1,266	1.03	42	445	1.27	18
Pinos Altos	U/G	—	—	—	10,394	1.92	643	10,394	1.92	643	1,431	1.87	86
Pinos Altos Total		—	—	—	11,659	1.83	685	11,659	1.83	685	1,876	1.73	104
La India	O/P	4,478	0.52	74	814	0.54	14	5,292	0.52	88	66	0.40	1
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	—	—	—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	—	—	—	10,983	0.92	326	10,983	0.92	326	976	0.66	21
El Barqueño Gold	O/P	—	—	—	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	O/P	—	—	—	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	3.44	1,004
Santa Gertrudis Total		—	—	—	19,267	0.91	563	19,267	0.91	563	18,898	2.36	1,433
Total Mexico		4,739	0.49	75	73,884	0.97	2,299	78,623	0.94	2,373	34,154	1.75	1,923
Total Gold		107,161	1.32	4,558	1,081,412	1.13	39,423	1,188,573	1.15	43,981	410,990	2.50	33,080

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	U/G	—	—	—	6,424	11.98	2,474	6,424	11.98	2,474	1,569	12.25	618
Pinos Altos	O/P	—	—	—	1,266	21.60	879	1,266	21.6	879	445	31.74	454
Pinos Altos	U/G	—	—	—	10,394	50.99	17,040	10,394	50.99	17,040	1,431	36.19	1,665
Pinos Altos Total		—	—	—	11,659	47.80	17,919	11,659	47.8	17,919	1,876	35.13	2,120
La India	O/P	4,478	2.72	391	814	2.61	68	5,292	2.7	460	66	2.18	5
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	—	—	—	10,983	100.72	35,566	10,983	100.72	35,566	976	86.77	2,722
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	124.06	17,523
El Barqueño Gold	O/P	—	—	—	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	O/P	—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	23.31	6,803
Santa Gertrudis Total		—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	18,898	12.16	7,389
Total Silver		4,739	2.92	445	61,018	30.99	60,796	65,757	28.97	61,240	39,874	28.34	36,328

COPPER	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	U/G	—	—	—	6,424	0.13	8,613	6,424	0.13	8,613	1,569	0.28	4,371
Akasaba West	O/P	—	—	—	4,044	0.43	17,270	4,044	0.43	17,270	—	—	—
Upper Beaver	U/G	—	—	—	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	—	—	—	10,983	0.16	17,291	10,983	0.16	17,291	976	0.12	1,174
El Barqueño Gold	O/P	—	—	—	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	0.04	1,854
Total Copper		261	1.35	3,526	36,958	0.27	100,198	37,218	0.28	103,724	27,721	0.25	68,980

ZINC	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	U/G	—	—	—	6,424	0.74	47,404	6,424	0.74	47,404	1,569	0.36	5,600
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	—	—	—	10,983	0.83	91,637	10,983	0.83	91,637	976	0.73	7,073
Total Zinc		261	0.39	1,012	20,444	0.79	160,659	20,704	0.78	161,671	5,012	0.56	28,029

*Underground (“U/G”), Open Pit ("O/P")

Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation*
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,400	$18.00	$3.50	$1.00

* Exceptions: US$1,300 per ounce of gold used for Detour Lake; US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

	Metal Price for Mineral Resource Estimation*
	Gold	Silver	Copper	Zinc
Mines / Projects	(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)
Operating mines and pipeline projects	$1,650	$22.50	$3.75	$1.25

* Exceptions: US$1,500 per ounce of gold used for Detour Lake, Northern Territory and Holt complex; US$1,300 per ounce of gold used for Detour Zone 58N; US$1,400 per ounce of gold used for Canadian Malartic, US$1,688 per ounce of gold used for Hope Bay, Santa Gertrudis and Hammond Reef; US$1,667 per ounce of gold used for Upper Canada, El Barqueño; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius, US$22.67 per ounce of silver used for El Barqueño; US$1,687 per ounce of gold used for Anoki-McBean and Tarachi; US$25.00 per ounce of silver used for Santa Gertrudis; US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

Exchange rates*
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00		US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

* Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada, Holt complex and Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele; MXP17.00 per US$1.00 used for Tarachi.

The above metal price assumptions are below the three-year historic average (from January 1, 2021 to December 31, 2023) of approximately $1,853 per ounce of gold, $23.50 per ounce of silver, $4.03 per pound of copper and $1.38 per pound of zinc.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral resources.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters set the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX

Recent Selected Exploration Drill Results

LZ5 mine at LaRonde complex

Drill hole	Mine / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
BZ-2023-007	LZ5	865.4	898.0	686	24.8	1.8	1.8
BZ-2023-007A	LZ5	834.0	866.0	627	26.4	3.0	3.0
BZ-2022-026	LZ5	982.9	1009.1	857	16.8	2.1	2.1

*Results from LZ5 mine use a capping factor of 30 g/t gold.

W Zone at Goldex

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD27-053	387.0	475.5	476	35.0	1.2	1.2
GD27-056	676.5	777.0	591	45.0	1.5	1.5
GD27-063	516.0	618.0	607	42.0	1.1	1.1

*Results from W Zone at Goldex use a capping factor of 50 g/t gold.

East Gouldie deposit, Odyssey South deposit and Odyssey internal zones at Odyssey mine

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEV23-269	East Gouldie	489.8	492.8	351	3.0	**	5.1	5.1
MEV23-275RR	East Gouldie	578.0	582.5	497	4.5	**	5.4	5.4
MEV23-281	East Gouldie	444.0	452.0	396	8.0	**	13.7	6.1
MEV23-293	Odyssey South	714.5	722.1	383	6.8		4.2	4.2
MEX22-251RWZ	East Gouldie	1,774.3	1,835.3	1,659	50.0		2.3	2.2
MEX23-285	East Gouldie	973.4	978.8	853	5.4	**	4.7	4.7
MEX23-289	East Gouldie	666.7	679.6	420	12.8	**	5.2	5.2
MEX23-300	East Gouldie	1,138.0	1,146.5	1,067	6.4		4.2	4.2
MEX23-304	East Gouldie	1,564.5	1,581.1	1,355	15.9		5.0	5.0
MEX23-304Z	East Gouldie	1,565.0	1,572.1	1,299	6.7		6.2	6.2
MEX23-305Z	East Gouldie	1,824.7	1,839.0	1,467	13.5		6.7	6.7
MEX23-306	East Gouldie	692.5	696.3	578	3.3		6.1	6.1
and	East Gouldie	724.0	729.0	605	4.5		7.0	6.7
and	East Gouldie	871.3	876.3	725	4.5		12.8	11.7
UGOD-016-176	Odyssey internal	346.5	359.1	478	12.6	**	6.8	6.8
UGOD-016-188	Odyssey S, Odyssey int, EG	271.0	310.6	344	39.6	**	3.4	3.2
UGOD-016-190	Odyssey South	264.0	277.5	307	13.5	**	3.2	3.2
and	East Gouldie	287.5	298.5	315	11.0	**	10.3	7.6
and	Odyssey internal	326.8	331.6	328	4.8	**	5.9	5.9
UGOD-016-198	East Gouldie	325.0	330.5	330	5.4	**	3.9	3.9
UGOD-016-199	Odyssey internal	361.5	375.8	374	14.3	**	3.0	3.0
UGOD-036-002	East Gouldie	101.0	105.4	395	4.3	**	3.1	3.1
and	Odyssey internal	143.0	149.5	410	6.5	**	14.0	4.9
UGOD-036-003	East Gouldie	174.5	200.0	466	25.5	**	3.7	2.9
and	East Gouldie	309.5	328.0	544	18.5	**	2.7	2.7

*Results from East Gouldie, Odyssey internal zones and Odyssey South use a capping factor of 20 g/t gold.

**Core length

Wasamac, Francoeur and Wildcat deposits at Wasamac project

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
FS23-129	Francoeur	374.6	379.9	324	5.3	**	4.5	4.5
WS23-634	Wasamac	526.1	530.1	484	3.9		4.4	4.4
WS23-653	Wildcat	387.6	393.0	267	5.4	**	3.4	3.4
WS23-661	Wildcat	44.9	65.5	44	20.6	**	3.6	3.6
and	Wildcat	157.8	162.0	123	4.1	**	5.6	5.6
WS23-663	Wasamac	599.0	620.1	565	18.8		2.8	2.8
WS23-666	Wasamac	620.5	636.0	590	13.4	**	4.9	4.9

*Results from Wasamac project use a capping factor of 30 g/t gold.

**Core length

West Pit and West Pit Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM23-727W	West Pit Extension	980.0	983.0	896	2.7	5.4
DLM-23-730W	West Pit	393.0	399.1	319	5.6	11.4
DLM-23-733A	West Pit Extension	602.0	617.1	545	12.6	18.3
DLM-23-735	West Pit Extension	260.7	287.0	236	22.4	6.0
and	West Pit Extension	305.5	314.0	265	7.3	6.4
and	West Pit Extension	331.0	334.0	284	2.7	11.7
DLM-23-745	West Pit Extension	317.0	320.0	285	2.7	10.0
and	West Pit Extension	370.0	373.0	332	2.7	32.2
DLM-23-747	West Pit Extension	1,157.0	1,160.0	1,030	2.7	7.8
DLM-23-757	West Pit	283.3	334.2	233	47.2	2.7
including		283.3	297.7	220	13.3	6.5
DLM-23-763A	West Pit Extension	631.0	634.0	559	2.7	21.9
and	West Pit Extension	824.0	835.0	723	9.4	3.7
DLM-23-767	West Pit Extension	464.9	474.0	420	7.4	24.8
DLM-23-773	West Pit Extension	1,010.2	1,013.2	845	2.7	19.3
DLM-23-774A	West Pit Extension	1,188.5	1,192.0	999	3.3	8.7
DLM-23-775	West Pit Extension	343.0	361.0	307	16.6	5.4
DLM-23-779	West Pit Extension	959.0	962.0	855	2.7	5.9
DLM-23-783	West Pit Extension	912.0	915.2	795	2.8	13.2

*Results from Detour Lake are uncapped.

SMC, Main Break and AK zones at Macassa complex

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
53-4782	SMC East	123.8	125.8	1,664	1.9	43.0	43.0
53-4813A	SMC East	129.4	131.4	1,698	1.9	40.4	35.6
57-1394	SMC Lower	199.4	201.4	1,827	1.9	78.9	70.3
57-1417	SMC Lower	199.0	201.0	1,783	2.0	37.0	37.0
57-1442	SMC Lower	162.0	164.0	1,846	1.9	101.7	67.6
57-1445	SMC Lower	135.0	137.0	1,879	1.5	90.9	69.6
and	SMC Lower	162.0	164.0	1,884	1.5	110.4	110.4
57-1460	SMC Lower	244.9	246.9	1,964	1.7	43.6	43.6
57-1465A	SMC Lower	222.3	224.3	1,941	2.0	40.3	40.3
58-892	Main Break (110)	320.6	322.7	2,122	1.3	88.1	16.7
58-894	Main Break (110)	268.8	271.0	2,086	1.3	44.8	25.1
58-920	Main Break (110)	192.7	196.8	2,000	3.2	186.3	39.6
and	Main Break (110)	199.0	203.4	2,007	3.3	50.1	50.1
KLAK-239	AK	117.7	120.9	278	3.1	17.9	17.9
KLAK-242	AK	129.8	134.5	319	4.4	21.8	21.8
KLAK-245	AK	155.1	160.6	365	5.0	32.4	25.0
KLAK-249	AK	171.5	174.2	400	1.9	25.1	18.5
KLAK-261	AK	164.6	169.2	318	4.3	17.1	12.2

*Results from the Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

Pump North, Tiriganiaq, Wesmeg and Wesmeg North deposits at Meliadine

Drill hole	Deposit	Lode / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M23-3577A	Pump North	3430	408.1	411.9	361	3.6	16.1	16.1
and	Pump North	3425	435.3	439.8	383	4.3	10.8	10.8
M23-3580	Pump North	3510	492.6	499.0	437	5.8	5.0	5.0
and	Pump North	3430	516.3	521.8	455	5.1	4.7	4.7
M23-3595	Pump North	3520	340.5	345.1	305	3.9	12.1	10.7
M23-3596	Pump North	3510	241.1	246.2	210	4.9	10.8	10.8
and	Pump North	3435	253.5	260.5	220	6.7	4.5	4.5
including			253.5	256.9	220	3.3	8.3	8.3
M23-3615	Tiriganiaq	1025	197.0	204.8	160	7.0	9.0	9.0
M23-3760	Tiriganiaq	1050	323.0	327.0	299	3.0	6.0	6.0
ML425-9563-D3	Tiriganiaq	1360	156	160.0	468	3.7	20.2	8.3
ML425-9563-D21	Tiriganiaq	1000	341	344.5	757	3.1	11.4	11.4
ML425-9740-D29	Tiriganiaq	1000	363.2	367.6	455	3.6	13.4	13.4
M23-3651	Wesmeg	600	420.5	430.8	372	9.3	6.5	6.5
M23-3659	Wesmeg	650	375.6	380.0	351	3.7	9.4	9.4
ML300-10340-D2	Wesmeg	625	328.0	332.0	494	3.9	13.1	11.4
ML400-10200-F1	Wesmeg	650	308.4	312.4	396	3.7	15.4	15.4
and	Wesmeg	625	339.6	343.1	402	3.3	12.6	12.6
M23-3655	Wesmeg North	953	75.8	80.2	63	3.8	12.2	5.2
ML250-9325-U3	Wesmeg North	947	54.8	59.3	206	2.9	261.3	23.3
ML300-10340-D1	Wesmeg North	972	262.8	272.0	519	7.9	9.9	7.5
ML300-10340-D4	Wesmeg North	972	222.1	235.1	467	11.7	6.1	6.1
including			223.6	228.5	465	4.4	11.2	11.2
ML300-10340-D6	Wesmeg North	973	32.9	38.7	303	5.3	462.3	11.1
ML500-8994-D5	Wesmeg North	912	82.6	88.5	545	5.2	8.1	8.1
and	Wesmeg North	930	91.0	98.4	553	6.5	6.5	6.5
including			91.0	96.6	553	4.9	7.9	7.9

*Results from Meliadine use a capping factor ranging from 20 g/t to 90 g/t gold depending on the zone.

Whale Tail and IVR deposits at Amaruq

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ22-2902	Whale Tail	123.7	127.7	95	3.9	49.5	23.1
AMQ22-2911	Whale Tail	99.0	112.0	90	11.2	5.1	5.1
AMQ23-2946A	Whale Tail	585.5	596.7	552	7.1	8.4	8.4
AMQ23-2949	Whale Tail	567.0	575.3	491	5.5	25.3	17.5
AMQ23-2960A	Whale Tail	600.5	606.3	562	2.6	5.3	5.3
AMQ23-2960A	Whale Tail	705.5	715.0	662	6.1	6.9	6.9
AMQ23-2978	Whale Tail	76.5	88.0	61	10.8	7.1	7.1
AMQ23-3023	Whale Tail	91.2	103.5	77	8.7	6.8	6.8
AMQ23-3034	Whale Tail	641.1	650.0	503	6.8	3.8	3.8
AMQ23-3043B	Whale Tail	700.7	707.9	595	6.7	4.9	4.9
AMQ23-3046	Whale Tail	638.2	642.0	554	2.4	7.4	7.4
AMQ-350-006	Whale Tail	160.4	175.5	485	9.0	6.8	5.5
including	Whale Tail	167.4	175.5	491	4.8	11.7	9.4
AMQ23-3062	IVR	993.2	1012.4	901	17.4	5.1	5.1
including	IVR	1001.1	1004.6	901	3.2	10.0	10.0
AMQ23-3064A	IVR	1054.8	1061.6	967	5.2	6.3	6.3
including	IVR	1054.8	1058.2	966	2.6	11.0	11.0
and	IVR	1067.0	1076.1	979	6.4	17.2	11.3
and	IVR	1098.7	1125.7	1013	9.2	7.5	4.4

*Results from Amaruq mine use capping factors ranging from 10 g/t to 100 g/t gold depending on the zone.

Madrid deposits at Hope Bay

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM23-074	Madrid North / Naartok	1,012.0	1,015.0	706	3.0	12.1	12.1
HBM23-075	undefined	377.0	377.9	242	0.5	54.2	50.0
HBM23-080	Patch 7	538.0	545.9	423	6.9	5.4	5.4
including		538.9	539.9	423	0.9	13.8	13.8
HBM23-085	Patch 7	413.6	431.0	326	15.8	4.6	4.6
including		421.0	424.0	326	2.0	8.6	8.6
HBM23-092	Patch 7	213.7	225.6	120	9.1	5.1	5.1
HBM23-097A	Patch 7	438.0	451.8	294	12.0	4.8	4.8
HBM23-108	Patch 7	525.7	529.9	387	3.0	30.9	22.5
and	Patch 7	690.4	699.1	515	7.5	7.1	7.1
including		694.0	696.0	515	1.7	16.5	16.5
HBM23-109**	Patch 7	734.0	740.5	609	4.6	15.9	15.9
HBM23-119	Patch 7	888.2	891.5	568	1.4	35.4	33.7
HBM23-120	Patch 7	797.8	802.9	618	4.4	7.6	7.6
HBM23-132	Patch 7	675.0	682.3	460	4.4	5.0	5.0
including		677.3	682.3	460	3.0	5.8	5.8
and	Patch 7	774.0	778.0	530	2.3	5.9	5.9
HBM23-134	Patch 7	1,029.0	1,038.0	632	6.4	5.4	5.4
including		1,033.2	1,037.5	632	3.0	8.8	8.8
HBM23-140	Suluk	874.4	880.0	677	4.6	26.3	12.7
including		875.3	876.3	677	0.8	126.0	50.0
HBM23-143	Patch 7	560.4	594.0	385	28.6	17.6	16.3
including		560.4	587.2	385	22.8	20.8	19.1

*Results from Madrid-area deposits at Hope Bay use a capping factor of 50 g/t gold.

**Previously released.

Fosterville

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RHD520	Hoffman	737.5	744.4	555	6.5	5.5
UDH4490	Hoffman	149.1	158.9	639	9.7	5.2
UDR047	Hoffman	416.6	428.0	574	6.0	5.0
UDH4580A	Wu	228.5	230.5	636	2.0	301.4
UDH4631	Curie	292.6	297.6	837	4.9	11.3
UDH4683	Pen	374.5	376.9	1,592	2.4	10.7
UDH4723	Cardinal	295.5	296.5	1,698	1.0	290.3
UDH4724F	Cardinal	314.8	320.4	1,734	4.6	32.6
UDH4727A	Swan	433.6	436.2	1,862	2.4	8.1
UDH4729B	Cardinal	347.3	351.8	1,773	3.7	69.1
including	Cardinal	347.3	349.8	1,772	2.1	120.0
UDH4761	Cardinal	386.8	398.9	1,828	10.0	10.8
UDH4766A	Curie	413.7	424.1	545	9.2	6.4
UDH4767A	Curie	397.3	415.5	524	11.7	6.2
UDH4767B	Curie	451.5	458.0	517	5.4	9.1
UDH4779	Wu	216.3	223.7	868	6.9	8.3
UDH4781D	Pen	410.9	417.0	1,698	6.1	6.2
UDH4782A	Pen	390.7	392.7	1,631	2.0	21.7
UDH4807	Curie	371.2	384.1	566	10.6	6.7
UDH4834	Curie	89.1	95.6	566	5.6	149.6
UDH4859	Peregrine	229.0	239.1	1,166	8.3	17.3

*Results from the Fosterville mine are uncapped.

Recent selected exploration drill results from Main, Sisar and East zones at Kittila

Drill hole	Zone / Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE23-618	Main Rimpi	180.2	195.3	1,089	7.1	3.1
RIE23-619	Main Rimpi	127.9	135.6	1,110	5.8	4.4
RIE23-630	Main Rimpi	430.4	436.0	1,059	4.7	5.1
ROD23-700D	Main Roura	163.6	179.0	1,154	4.2	7.8
and	Main Roura	189.0	216.0	1,181	3.3	3.4
RUG23-515	Sisar Central	236.0	262.0	1,133	19.8	7.0
including		236.0	246.4	1,130	7.8	12.8
including		236.0	241.5	1,129	4.1	18.8
RUG23-527	Sisar Top	134.0	138.5	970	3.8	6.3
SUU23-001	Suuri East	168.9	171.7	158	2.7	4.3
SUU23-004**	Suuri East	221.1	231.6	208	9.9	11.8
including		221.1	226.2	206	4.8	18.2
SUU23-008	Suuri East	277.5	285.4	204	7.8	11.5
including		281.0	284.7	205	3.7	20.5
SUU23-606	Main Suuri	90.0	98.8	506	5.9	10.0
SUU23-700C	Main Suuri	529.0	539.0	935	3.8	3.4

* Results from the Kittila mine are uncapped.

** Previously released in news release dated October 25, 2023.

Pinos Altos Deep project at Pinos Altos

Drill hole	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
US23-299	86.4	94.0	254	6.9	4.9	4.9	228	193

*Results from the Pinos Altos Deep project at Pinos Altos mine use a capping factor of 10 g/t gold and 200 g/t silver.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

LaRonde
BZ-2023-007	686850	5346926	310	27	-59	969
BZ-2023-007A	686850	5346926	310	27	-59	984
BZ-2022-026	686853	5346929	310	14	-68	1,119
Goldex
GD27-053	5330643	286120	74	315	-33	770
GD27-056	5330643	286120	74	307	-30	879
GD27-063	5330550	286169	78	314	-42	855
Odyssey mine
MEV23-269	718113	5334737	308	212	-46	617
MEV23-275RR	718114	5334738	308	202	-60	720
MEV23-281	718114	5334738	308	218	-62	745
MEV23-293	717593	5333787	346	356	-46	826
MEX22-251RWZ	717440	5334731	309	180	-73	1,951
MEX23-285	719131	5333940	334	193	-73	1,500
MEX23-289	718764	5333640	325	150	-48	810
MEX23-300	717932	5333791	349	154	-80	1,476
MEX23-304	716873	5334696	316	176	-72	1,650
MEX23-304Z	716873	5334696	316	176	-72	2,235
MEX23-305Z	718665	5334762	307	171	-58	2,238
MEX23-306	717930	5333792	351	162	-69	1,203
UGOD-016-176	718093	5334095	109	29	-52	360
UGOD-016-188	718093	5334095	108	6	-32	345
UGOD-016-190	718092	5334095	109	355	-27	349
UGOD-016-198	718093	5334095	108	343	-27	351
UGOD-016-199	718093	5334095	108	344	-32	390
UGOD-036-002	718297	5334457	-49	233	-19	324
UGOD-036-003	718297	5334457	-49	233	-33	354
Wasamac
FS23-129	630342	5340682	302	208	-63	474
WS23-634	635341	5342130	300	189	-68	639
WS23-653	634200	5340676	302	325	-48	513
WS23-661	633974	5340851	305	120	-50	276
WS23-663	634930	5342212	296	168	-69	705
WS23-666	634929	5342203	295	179	-71	696
Detour Lake
DLM23-727W	585755	5542265	291	186	-70	1,099
DLM-23-730W	588487	5541631	287	179	-56	921
DLM-23-733A	586562	5541903	292	181	-68	1,002
DLM-23-735	587048	5541650	292	177	-62	402
DLM-23-745	586807	5541699	292	176	-65	750
DLM-23-747	584911	5542490	294	186	-65	1,281
DLM-23-757	588406	5541686	288	180	-51	852
DLM-23-763A	586001	5542167	294	187	-66	1,017
DLM-23-767	586565	5541811	288	179	-67	804
DLM-23-773	585251	5542447	292	191	-57	1,260

DLM-23-774A	586798	5542340	297	187	-68	1,401
DLM-23-775	586966	5541687	294	177	-64	923
DLM-23-779	585513	5542400	292	189	-64	1,148
DLM-23-783	584993	5542320	292	186	-62	1,144
Macassa
53-4782	570496	5332202	-1,257	310	-33	457
53-4813A	570532	5332235	-1,257	303	-51	381
57-1394	568634	5331208	-1,405	332	-27	229
57-1417	568634	5331208	-1,405	330	-15	302
57-1442	568508	5331128	-1,404	341	-45	290
57-1445	568592	5331180	-1,406	315	-75	280
57-1460	568508	5331127	-1,404	351	-73	290
57-1465A	568507	5331128	-1,404	329	-56	290
58-892	569895	5332098	-1,517	341	-53	366
58-894	569895	5332098	-1,517	354	-57	411
58-920	569830	5332122	-1,510	4	-51	290
KLAK-239	570185	5331352	49	157	6	165
KLAK-242	570185	5331352	48	166	-12	165
KLAK-245	570185	5331352	48	171	-27	174
KLAK-249	570184	5331352	47	172	-40	244
KLAK-261	570236	5331387	41	166	-13	198
Meliadine
M23-3577A	540061	6987388	10062	205	-68	683
M23-3580	539974	6987573	10062	217	-68	802
M23-3595	539927	6987395	10062	202	-65	426
M23-3596	540033	6987232	10062	202	-65	327
M23-3615	540945	6988519	66	182	-61	222
M23-3760	541085	6988595	10061	152	-76	430
ML425-9563-D3	539563	6988914	-406	202	-25	340
ML425-9563-D21	539563	6988914	-406	221	-64	402
ML425-9740-D29	539732	6988907	-393	130	-48	425
M23-3651	540416	6988218	66	150	-68	501
M23-3659	540325	6988260	68	189	-78	501
ML300-10340-D2	540339	6988412	-213	159	-44	416
ML400-10200-F1	540213	6988459	-317	155	5	411
M23-3655	540415	6988218	60	166	-61	450
ML250-9325-U3	539326	6988357	-163	157	21	120
ML300-10340-D1	540339	6988412	9787	169	-71	470
ML300-10340-D4	540339	6988412	-213	157	-59	429
ML300-10340-D6	540339	6988412	9787	147	-53	450
ML500-8994-D5	538994	6988497	-413	144	-56	126
Meadowbank
AMQ22-2902	606183	7255178	157	184	-51	168
AMQ22-2911	606025	7255091	158	144	-60	158
AMQ23-2946A	607423	7255666	163	336	-70	765
AMQ23-2949	607321	7255574	161	315	-62	639
AMQ23-2960A	607424	7255666	163	353	-72	762
AMQ23-2978	605670	7255055	152	158	-50	183
AMQ23-3023	606012	7255076	158	190	-56	120
AMQ23-3034	606379	7255680	164	150	-52	672
AMQ23-3043B	606266	7255618	171	151	-61	728
AMQ23-3046	606377	7255678	164	136	-63	819
AMQ-350-006	606993	7255569	-179	329	-67	263
AMQ23-3062	607964	7255950	164	319	-72	1,069
AMQ23-3064A	607963	7255947	165	289	-74	1,164
Hope Bay
HBM23-074	434030	7551358	26	254	-55	1,119
HBM23-075	434251	7548686	50	71	-60	1,206

HBM23-080	435172	7547914	26	83	-67	668
HBM23-085	435194	7548007	26	86	-73	617
HBM23-092	435255	7547861	27	75	-55	480
HBM23-097A	435210	7547932	26	76	-59	564
HBM23-108	435013	7547841	37	82	-67	846
HBM23-109	434896	7547948	33	65	-72	987
HBM23-119	434253	7548620	48	73	-54	1,356
HBM23-120	434747	7548286	32	63	-65	999
HBM23-132	435939	7547823	34	246	-53	949
HBM23-134	434251	7548686	50	70	-50.2	1,168
HBM23-140	434321	7549059	55	65	-62.1	1,185
HBM23-143	434835	7548158	33	79	-54.5	855
Fosterville
RHD520	2,995	11,363	5,155	58	-60	782
UDH4490	2,903	12,379	4,521	65	-42	185
UDR047	3,025	11,316	4,670	62	-18	498
UDH4580A	2,907	12,318	4,524	98	-69	375
UDH4631	2,978	12,054	4,556	55	-55	334
UDH4683	1,489	5,753	3,818	44	-48	386
UDH4723	1,547	5,133	3,719	59	-64	368
UDH4724F	1,547	5,132	3,719	74	-70	389
UDH4727A	1,547	5,133	3,719	66	-77	462
UDH4729B	1,547	5,131	3,719	104	-73	419
UDH4761	1,544	5,071	3,710	102	-75	465
UDH4766A	2,999	11,761	4,603	54	1	470
UDH4767A	2,999	11,761	4,603	47	1	461
UDH4767B	2,999	11,761	4,603	47	1	464
UDH4779	2,937	12,241	4,500	53	-72	236
UDH4781D	1,489	5,753	3,818	62	-62	423
UDH4782A	1,487	5,753	3,818	71	-54	395
UDH4807	2,999	11,760	4,603	66	-3	420
UDH4834	3,260	12,505	4,561	220	21	124
UDH4859	1,581	6,140	4,041	118	-15	260
Kittila
RIE23-618	2558692	7539405	-866	27	0	315
RIE23-619	2558692	7539405	-867	55	-10	600
RIE23-630	2558639	7539599	-710	75	-20	582
ROD23-700D	2558703	7537464	-786	90	-60	918
RUG23-515	2558697	7537320	-787	84	-35	281
RUG23-527	2558775	7537865	-725	66	-11	151
SUU23-001	2558898	7536854	208	270	-59	282
SUU23-004	2558935	7536649	207	267	-60	330
SUU23-008	2559042	7536579	206	269	-46	395
SUU23-606	2558532	7536222	-241	60	-31	458
SUU23-700C	2558513	7536218	-241	90	-65	1,023
Pinos Altos
US23-299	765353	3129882	1,966	180	-43	141

*Coordinate Systems: NAD 1983 UTM Zone 18N for Goldex; NAD 83 UTM Zone 17N for Odyssey, LaRonde and Wasamac; NAD 1983 UTM Zone 17N for Detour Lake, Macassa and AK; NAD 1983 UTM Zone 14N for Meliadine and Meadowbank; NAD 1983 UTM Zone 13N for Hope Bay; Mine grid including elevation for Fosterville, which is located in MGA94 Zone 55; Finnish Coordinate System KKJ Zone 2 for Kittila; and UTM NAD 27 for Pinos Altos.